SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of march, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7

TELEMIG CELULAR S.A.
Publicly-held Company
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9

NOTICE TO THE MARKET

Vivo Participações S.A. (“Vivo Part.”), Telemig Celular Participações S.A., ("TCP") and Telemig Celular S.A. (“TC”) (jointly referred to as “Companies”), in reference to the Notice of Material Fact disclosed on the date hereof relating to the Corporate Restructuring described therein, clarify that, pursuant to article 137, § 1st of Law 6,404/76, the following shareholders shall have the right of withdrawal to be exercised as from the date of the publication of the minutes of the shareholders’ meeting that approve the Corporate Restructuring, in case they dissent of the transaction: (i) holders of common shares of Vivo Part., (ii) holders of common shares of TCP e (iii) holders of common and preferred shares of TC, that hold such shares on the date hereof, March 23, 2009 (including the trading of on this date).

The value of the reimbursement of the shareholders that dissent of the transaction shall be opportunely disclosed, jointly with the other conditions of the transaction.

São Paulo, March 23, 2009.

Ernesto Gardelliano Investor Relations Officer Vivo Participações S.A. Telemig Celular Participações S.A. Telemig Celular S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.